

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2021

Sheng-Yih Chang
Chief Financial Officer
Hartford Great Health Corp.
8832 Glendon Way
Rosemead, California 91770

> **Re: Hartford Great Health Corp.**
> **Form 10-K for the Year Ended July 31, 2020**
> **Filed: November 10, 2020**
> **File Number: 000-54439**
> **Form 10-Q for the Quarter Ended October 31, 2020**
> **Filed: December 15, 2020**

Dear Mr. Chang:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ending July 31, 2020

Financial Statements
Consolidated Statements of Cash Flows, page 22

1. We note from the related party payable disclosure on page 35 that your related party payable balances includes "funding support from SH Oversea for operation". The related party payables also include long-term payables do to Shanghai DuBian Assets Management Ltd. Tell us why cash flows related to such payables have not been classified as financing cash flow activities. Otherwise please revise.

2. Tell us why it is appropriate to net short-term and long-term related party receivables and payables from diverse related parties in your operating cash flows activities section. Otherwise please revise.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joseph M. Kempf, Senior Staff Accountant, at 202-551-3352 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology